FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of October 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:



Today, the energy company CEZ filed the final price offers for the privatization of two Romanian distribution companies--Moldova and Oltenia.

This year, CEZ, the energy company, was very successful in privatizing three distribution companies in the neighboring Bulgaria. Historically, it was the biggest foreign investment performed by the Czech firm, which amounted to EURO
281.5 million (almost 9 billion Czech crowns).

The entry into the Bulgarian market was the first step in reaching the strategic goal of the CEZ Group, to become the leader in the Central and Eastern European electricity market. The interest in the Romanian distribution companies is yet another logical move towards the territory of South Europe.

Oltenia

Oltenia services approximately 1.36 million customers.
The overall annual capacity of the electricity supplied by the company is approximately 6.8 TWh.

Moldova

Moldova services approximately 1.31 million customers.
The overall annual capacity of the electricity supplied by this company is approximately 4.1 TWh.


CEZ Energy Group, after the acquisition of the 3 Bulgarian distribution companies, now has some 5.3 million customers (of which 3.4 million are in the Czech Republic).

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                             CEZ, a. s.

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                                                            (Registrant)

Date:  October 18, 2004


                                                         /s/ Libuse Latalova
                                                      By:______________________
                                                           Libuse Latalova
                                                           Head of Finance
                                                           Administration